Item 77(C)
       Matters Submitted to a Vote of Security Holders

At a Special Meeting of Shareholders of North American
Government Bond Fund, Inc. held on February 12, 2007, Shares were voted as summarized below on the following proposal presented to shareholders:
To elect the following individuals to serve as Fund
Directors.

Nominee             For                 Against  Abstain
W. Murray Jacques   17,793,897          0        103,767
Louis E. Levy       17,793,897          0        105,842
R. Alan Medaugh     17,802,198          0        95,465
Edward          A.  17,793,897          0        105,842
Kuczmarski

As  of  June  29,  2007,  the Directors  of  North  American
Government  Bond Fund, Inc. were R. Alan Medaugh  Edward  A.
Kuczmarski, Louis E. Levy, W. Murray Jacques